UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2010

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Hollysys Automation Technologies Announces its Nuclear Joint Venture Granted Permit to Manufacture Nuclear Island Automation and Control Products

On Mar 30, 2010, Hollysys Automation Technologies announced that its nuclear joint venture, China Techenergy Co., Ltd. (CTEC), established with China Guangdong Nuclear Power Holding Co., Ltd (CGNPC), was granted China’s first-ever permit to design and manufacture its proprietary nuclear island automation and control systems by National Nuclear Safety Administration of China (NNSA), at a formal ceremony held on March 26, 2010 at CTEC’s Beijing headquarter.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Press Release, dated March 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/ Changli Wang
Changli Wang
President and Chief Executive Officer

Date: March 30, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated March 30, 2010.